Exhibit 1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Breakwater reports financial and operating results for the interim periods ended September 30, 2006 and 2005

    TORONTO, November 1, 2006 /CNW/ - Breakwater Resources Ltd. (TSX -
BWR)... This Management's Discussion and Analysis (the "MD&A") of Breakwater
Resources Ltd. ("Breakwater" or the "Company") should be read in conjunction with the Company's unaudited consolidated financial statements for the three and nine months ended September 30, 2006, and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005, related annual Management's Discussion and Analysis, and the Annual
Information Form 40-F on file with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. Unless
otherwise indicated, this Management's Discussion and Analysis has been prepared as of November 1, 2006.
    Breakwater is a mining, exploration and development company with operations in Canada, Honduras and Chile. The Company produces and sells zinc, copper, lead and gold concentrates to customers around the world. The
Company's revenues are earned in US dollars, but are reported in Canadian dollars.

    <<
    Third Quarter 2006 Highlights

    -  Net earnings increased to $40.7 million or $0.11 basic earnings per common share.

    -  The Caribou property was sold for a gain of $13.8 million or $0.04 basic earnings per common share.

    -  Gross sales revenue increased by 56% to $112.0 million despite a drop in tonnes of concentrate sold.

    -  Cash and cash equivalents increased by $23.1 million to $63.4 million.

    -  Total debt decreased by $3.3 million to $6.0 million.

    -  Contribution from mining activities set a record high by increasing to
       $43.1 million.

    -  Drilling on the Porvenir deposit at El Toqui continued.

    Outlook

    -  Metal prices continue to support strong operating results into the fourth quarter.

    -  El Mochito and El Toqui future profits to be taxed at approximately
       30% and 17% respectively.

    -   The Langlois mine development remains on time and on budget and is expected to achieve full commercial production in mid-2007.
    >>

    Statement of Operations Review - Three and Nine Months Ended
    September 30, 2006 and 2005

    The closure of Bouchard-Hbert in February and Bougrine in September of
2005 affect all aspects of the Company's financial results, which makes comparisons between quarters difficult.

    Gross Sales Revenue

    Gross sales revenues on the sale of zinc, copper, lead and gold concentrates for the three month period ended September 30, 2006 (the "third quarter of 2006") increased $40.1 million (56%) to $112.0 million compared with the three month period ended September 30, 2005 (the "third quarter of
2005"). Higher metal prices and a hedging gain of $0.6 million accounted for the increase partially offset by decreased concentrate sales - 61,385 tonnes in the third quarter of 2006 compared with 80,206 tonnes in the third quarter of 2005 - and a stronger Canadian dollar. The lower concentrate tonnage sold in the third quarter of 2006 was primarily due to the closure of the Bougrine mine in 2005 as well as reductions in concentrate tonnage sold at the El
Mochito and El Toqui mines in the third quarter of 2006 compared with the third quarter of 2005.
    Gross sales revenues for the nine month period ended September 30, 2006
(the "first nine months of 2006") increased $38.3 million (15%) to $293.9 million compared with the nine month period ended September 30, 2005 (the
"first nine months of 2005"). The increase in gross sales revenues was primarily due to higher metal prices partially offset by decreased concentrate sales - 188,518 tonnes in the first nine months of 2006 compared with 306,749 tonnes in the first nine months of 2005 - a stronger Canadian dollar and losses on hedging positions of $3.8 million. The lower concentrate tonnage sold in the first nine months of 2006 compared with the first nine months of
2005 were primarily due to the same factors noted above for the quarter as well as the closure of the Bouchard-Hbert mine in 2005.

    <<
    ($000s)               Third Quarter   Change  First Nine Months  Change
    -------------------------------------------------------------------------
    Gross Sales Revenue
     by Operation         2006     2005%    2006     2005%
    -------------------------------------------------------------------------
    Myra Falls           60,832   31,146       95  153,360   96,336       59
    El Mochito           37,174   18,158      105   89,096   63,979       39
    El Toqui             13,432   12,550        7   55,277   34,830       59
    Bougrine                  0   10,659     (100)     (52)  35,921     (100)
    Bouchard-Hbert           0        0        0        0   25,129     (100)
    Corporate and Other     599     (580)     n/a   (3,784)    (580)     n/a
    -------------------------------------------------------------------------
                        112,037   71,933       56  293,897  255,615       15
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Gross Sales
     Revenue by Metal
    -------------------------------------------------------------------------
    Zinc (US$)           68,019   32,735      108  179,384  130,847       37
    Copper (US$)         17,949   11,778       52   39,304   32,354       21
    Lead (US$)            2,497    4,427      (44)   8,513   15,322      (44)
    Gold (US$)            5,137    7,288      (30)  15,633   17,245       (9)
    Silver (US$)          6,326    4,150       52   14,122   13,302        6
    Hedging mark-to-market
     and revaluation        222     (531)     n/a    2,431     (503)     n/a
    -------------------------------------------------------------------------
      Total Gross Sales
       Revenue (US$)    100,150   59,847       67  259,387  208,567       24
    -------------------------------------------------------------------------
    Realized exchange
     rate (C$/US$)
     period average      1.1187   1.2019       (7)  1.1330   1.2256       (8)
    -------------------------------------------------------------------------
      Total Gross Sales
       Revenue (C$)     112,037   71,933       56  293,897  255,615       15
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Sales by Concentrate
     (tonnes)                        Third Quarter        First Nine Months
    -------------------------------------------------------------------------
                                   2006        2005        2006        2005
    -------------------------------------------------------------------------
    Zinc                          47,198      57,130     150,474     234,317
    Copper                        10,638      14,326      25,120      45,533
    Lead                           3,310       8,250      11,635      26,384
    Gold                             239         500       1,289         515
    -------------------------------------------------------------------------
    Total Sales                   61,385      80,206     188,518     306,749
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Sales by Payable Metal           Third Quarter        First Nine Months
    -------------------------------------------------------------------------
                                   2006        2005        2006        2005
    -------------------------------------------------------------------------
    Zinc - tonnes                 20,259      25,258      65,268     103,530
    Copper - tonnes                2,339       3,179       5,446       9,461
    Lead - tonnes                  2,140       5,029       7,429      16,148
    Gold - ounces                  8,354      16,494      31,607      39,615
    Silver - ounces              548,325     583,219   1,594,987   1,884,993

    -------------------------------------------------------------------------
    Realized Prices                  Third Quarter        First Nine Months
    -------------------------------------------------------------------------
                                   2006        2005        2006        2005
    -------------------------------------------------------------------------
    Zinc (US$/tonne)               3,357       1,296       2,748       1,264
    Copper (US$/tonne)             7,675       3,705       7,217       3,420
    Lead (US$/tonne)               1,166         880       1,146         949
    Gold (US$/oz)                    615         442         495         435
    Silver (US$/oz)                11.54        7.12        8.85        7.06

    -------------------------------------------------------------------------
    Average LME Metal Prices &
     Foreign Exchange                Third Quarter         First Nine Months
    -------------------------------------------------------------------------
                                   2006        2005         2006        2005
    -------------------------------------------------------------------------
    Zinc (US$/tonne)               3,363       1,297       2,966       1,295
    Copper (US$/tonne)             7,667       3,755       6,604       3,470
    Lead (US$/tonne)               1,188         890       1,176         952
    Gold (US$/oz)                    622         439         602         432
    Silver (US$/oz)                11.70        7.07       11.22        7.07
    Exchange rate (US$1.00/C$)    1.1213      1.2017      1.1326      1.2238

    The Company has a relatively conservative revenue recognition policy which, among other things, requires final pricing of concentrate inventories prior to recognition of revenue. Using commodity prices and exchanges rates prevailing at September 30, 2006, the following schedule provides details regarding inventories shipped but not recognized for revenue purposes and the related provisional payments.

             Concentrate   Net     Inventory  Earnings  Provisional Weighted
                (DMT)    Smelter     Value     Before    Payments    Average
                          Return    ($000s)     Taxes    ($000s)    Months to
                         ($000s)               ($000s)             Settlement
         --------------------------------------------------------------------
    Zinc       32,933     35,397     16,213     19,184     24,455        2.1
    Lead        2,860      4,494      1,344      3,150          -        2.1
    Gold        1,334      4,169      1,599      2,570      1,615        1.6
         ---------------------------------------------------------
               37,127     44,060     19,156     24,904     26,070          -
         ---------------------------------------------------------
         ---------------------------------------------------------
    >>

    At June 30, 2006, the Company estimated that inventories shipped but not recognized for revenue purposes had earnings before taxes of $33.0 million consisting of $57.9 million of net smelter return less $24.9 million of inventory valuation.
    The Company periodically hedges against fluctuations in metal prices and foreign exchange with the use of forward sales or options.

    Net Revenue

    For the third quarter of 2006, net revenue, the value of concentrates sold after deducting treatment and marketing costs, was $82.7 million compared with $48.9 million in the third quarter of 2005. Total treatment and marketing costs, consisting of the amount paid to smelters for refining concentrates to produce metal, freight, shipping and marketing costs, increased to $29.4 million in the third quarter of 2006 compared with $23.0 million in the corresponding period in 2005 reflecting higher unit treatment charges and freight costs which more than offset the lower tonnes of concentrate sold. Per tonne sold, total treatment and marketing costs increased to $479 in the third quarter of 2006 from $287 in the corresponding period in 2005 as higher metal prices triggered higher costs associated with price escalator provisions in treatment charges.
    For the first nine months of 2006, net revenue increased 28% to $214.1 million compared with the first nine months of 2005. Total treatment and marketing costs decreased to $79.8 million in the first nine months of 2006 compared with $87.8 million in the first nine months of 2005. The decreased treatment and marketing costs in the first nine months of 2006 was primarily due to the closure of the Bougrine and Bouchard-Hbert mines in 2005 and fewer tonnes of concentrate sold, partially offset by higher unit treatment charges and freight costs. Treatment charges and marketing costs per tonne of concentrate sold increased to $423 for the first nine months of 2006 from $286 for the first nine months of 2005 due to the impact of higher costs associated with price escalators triggered by higher metal prices and higher freight costs.

    Direct Operating Costs

    Direct operating costs were $34.9 million ($568 per tonne of concentrate sold) for the third quarter of 2006 compared with $33.4 million ($416 per tonne of concentrate sold) in the same period in 2005. For the nine months ended September 30, 2006, direct operating costs were $97.9 million compared with $119.8 million for the first nine months of 2005, the average cost per tonne of concentrate sold increased to $519 from $390. The average operating cost per tonne of concentrate sold was higher in both the third quarter and the first nine months of 2006 primarily due to higher costs at the Myra Falls and El Mochito mines and the closure of two lower cost mines in 2005 -
Bougrine and Bouchard-Hbert.

    <<
    Direct Operating Costs
    -------------------------------------------------------------------------
                            Third Quarter 2006            Third Quarter 2005
    -------------------------------------------------------------------------
                           Concentrate Cost Per          Concentrate Cost Per
                  Aggregate   Sold       Tonne  Aggregate   Sold       Tonne
                   ($000s)  (tonnes)      ($)    ($000s)  (tonnes)      ($)
    -------------------------------------------------------------------------
    Myra Falls      25,098    31,651       793    20,921    28,784       727
    El Mochito       7,434    21,750       342     6,411    23,718       270
    El Toqui         2,362     7,984       296     3,782    12,347       306
    Bougrine             0         0         0     2,244    15,357       146
    -------------------------------------------------------------------------
    Total           34,894    61,385       568    33,358    80,206       416
    -------------------------------------------------------------------------

    Direct Operating Costs
    -------------------------------------------------------------------------
                      First Nine Months 2006        First Nine Months 2005
    -------------------------------------------------------------------------
                           Concentrate Cost Per          Concentrate Cost Per
                  Aggregate   Sold       Tonne  Aggregate   Sold       Tonne
                   ($000s)  (tonnes)      ($)    ($000s)  (tonnes)      ($)
    -------------------------------------------------------------------------
    Myra Falls      66,019    90,856       727    56,641    99,430       570
    El Mochito      20,561    62,618       328    23,730    81,232       292
    El Toqui        11,305    35,044       323    16,141    45,222       357
    Bougrine             0         0         0    12,931    50,051       258
    Bouchard-Hbert      0         0         0    10,334    30,814       335
    -------------------------------------------------------------------------
    Total           97,885   188,518       519   119,777   306,749       390
    -------------------------------------------------------------------------
    >>

    The total cash cost per pound of payable zinc sold, which includes direct operating costs and treatment and marketing costs, net of by-product credits, was US$0.57 in the third quarter of 2006 compared with US$0.36 in the third quarter of 2005 (see non-GAAP reconciliation for details). The higher total cash cost per pound of zinc sold in the third quarter of 2006 is a result of lower zinc concentrate sales and higher cash per pound of zinc sold partially offset by higher by-product credits.

    Depreciation and Depletion

    Total depreciation and depletion expenses were significantly lower in both the third quarter and the first nine months of 2006 primarily due to the closures of Bouchard-Hbert and Bougrine mines in 2005. On a per tonne of concentrate sold basis, depreciation and depletion expenses in the third quarter and first nine months of 2006 were $61 (2005 - $64) and $65 (2005 -
$61) respectively.

    Reclamation and Closure Costs

    The reclamation and closure costs accrual is accreted over time increasing to the expected future costs of reclaiming the Company's mine sites. Reclamation and closure costs were lower in both the third quarter and the first nine months of 2006 compared with the corresponding periods in 2005 by $6.2 million and $8.8 million respectively due to upward adjustments in the cash flow estimate for projected reclamation costs of Nanisivik in 2005 of
$6.0 million and $8.1 million respectively.

    Other Expenses (Income)

    Other expenses (income) in the third quarter of 2006 decreased by $0.3 million while, for the first nine months of 2006, other expense (income)
increased by $4.2 million. Decreased other expenses (income) for the third quarter of 2006 were primarily due to: increased investment and other income;
a foreign exchange gain; and a lower loss on gold loan, partially offset by increased general and administrative and interest and financing expenses. The increase in other expense (income) for the nine month period ended
September 30, 2006 compared with the same period in 2005 was primarily due to:
increased general and administrative; interest and financing; and, stock-based compensation expenses; partially offset by increased investment and other income and a foreign exchange gain.
    General and administrative expenses increased in the third quarter and first nine months of 2006 compared with the corresponding periods in 2005, primarily due to increases in: accrued bonuses and salaries; consulting and audit fees associated with Sarbanes-Oxley compliance; and, insurance costs.
    Higher interest and financing expenses and investment and other income for the third quarter and the first nine months of 2006 compared with the corresponding periods in 2005 were primarily due to the impact of a royalty agreement entered into in December 2005 and interest earned on bank deposits in 2006.

    Exploration Costs

    Exploration costs in the third quarter and the first nine months of 2006 increased by $0.4 million and $2.9 million respectively primarily due to additional exploration costs being expensed at Bouchard-Hbert and Myra Falls mines.

    Other Non-producing Property (Income) Costs

    Other non-producing property (income) costs include care and maintenance costs, holding costs, settlement costs and other costs associated with non-producing properties net of proceeds received from those properties related to property options sold and assets sold.
    Other non-producing property costs for the third quarter and the first nine months of 2006 decreased by $14.7 million and $17.5 million respectively.
The decreased other non-producing property costs for both periods were primarily due to the gain on sale of the Caribou property of $13.8 million, reduced costs at the Nanisivik and Bouchard-Hbert properties partially offset by the settlement of a legal action associated with the Caribou property.

    Income and Mining Taxes Provision (Recovery)

    Income and mining taxes provision increased $12.7 million in the third quarter 2006 compared with the third quarter 2005 primarily due to increased tax provisions required for the Langlois, El Mochito and El Toqui mines as well as for adjustments to the Myra Falls mine future tax asset.
    For the first nine months of 2006, income and mining tax recovery increased by $9.8 million primarily due to a net future tax asset of $23.7 million related to the Myra Falls mine partially offset by the items noted
above and a reversal of a future tax asset at El Mochito.

    Cash Provided from Operating Activities (before changes in non-cash working capital items)

    Cash provided from operating activities (before changes in non-cash working capital items) was $38.0 million in the third quarter of 2006 compared with $1.6 million in the same period in 2005. For the first nine months of
2006, cash provided from operating activities (before changes in non-cash working capital items) increased by $75.7 million to $91.4 million. The increases for the third quarter and the first nine months of 2006 compared with the corresponding 2005 periods were primarily due to significantly higher metal prices despite selling fewer tonnes of concentrate.

    <<
    -------------------------------------------------------------------------
    ($ millions)                      Third Quarter        First Nine Months
    -------------------------------------------------------------------------
                                    2006        2005        2006        2005
    -------------------------------------------------------------------------
    Contribution from mining
     activities                     43.1         3.3       101.2        17.9
    Other expenses (income)         (2.1)       (2.4)       (9.6)       (5.3)
    Exploration costs               (0.7)       (0.3)       (3.1)       (0.3)
    Write-down of mineral
     properties and fixed assets     0.0        (0.7)        0.0        (0.7)
    Other non-producing property
     (income) costs                 12.9        (1.8)       10.2        (7.3)
    Income and mining tax
     (provision) recovery          (12.5)        0.3        10.4         0.6
    -------------------------------------------------------------------------
    Net earnings                    40.7        (1.6)      109.1         4.9
    Closure costs and employee
     future benefits                (2.9)      (10.5)       (8.1)      (21.6)
    Non-cash items                   0.2        13.7        (9.6)       32.4
    -------------------------------------------------------------------------
    Cash provided from operating
     activities (before changes
     in non-cash working capital
     items)                         38.0         1.6        91.4        15.7
    -------------------------------------------------------------------------
    (See non-GAAP reconciliation below)

    Liquidity and Financial Position Review

    Working Capital

    Working capital as at September 30, 2006 was $95.1 million compared with
$44.4 million at December 31, 2005, an increase of $50.7 million.

    Current Assets

    Total current assets increased by $58.1 million to $175.0 million at
September 30, 2006 compared with December 31, 2005. The main components of current asset changes were as follows:

    -  Cash and cash equivalents increased by $44.7 million reflecting improved operating cash flow generated by stronger metal prices.
    -  Short-term investments increased by $5.7 million primarily due to the reclassification of the Taseko debenture from long-term investment partially offset by the delivery in January 2006 of gold held at
       December 31, 2005 for an instalment payment on the gold loan.
    -  Accounts receivable - concentrate decreased by $2.0 million primarily due to a decrease in the El Toqui mine receivables and the closure of the Bougrine mine.
    -  Concentrate inventory decreased by $5.7 million primarily due to a reduction of concentrate inventories at Myra Falls partially offset by an increase at Toqui.
    -  Future income tax assets increased by $17.8 million reflecting the setup of a net $23.7 million future income tax asset for the Myra
       Falls mine offset by a $5.5 million future tax asset drawdown at El
       Mochito and other drawdowns of $0.5 million.

    Current Liabilities

    Current liabilities increased by $7.4 million to $79.9 million at
September 30, 2006 compared with December 31, 2005. The main components of the current liabilities change were as follows:

    -  Provisional payments for concentrate inventory shipped and not priced represent payments received for concentrate shipments that were not recognized as revenue. The balance as at September 30, 2006 was
       $26.1 million. Please refer to the table in Gross Sales Revenue section of this MD&A for additional details. The December 2005 balance of $14.8 million was for payments for zinc concentrate shipments from the Myra Falls mine.
    -  Short-term debt decreased by $9.8 million primarily due to accelerated repayment of the $1.5 million prepayment facility and repayment of the gold loan partially offset by a new loan facility established in 2006 of which $2.5 million was outstanding at September 30, 2006.
    -  Income and mining taxes payable increased by $4.4 million primarily due to full utilization of loss carry forwards at El Mochito mine resulting in a tax provision being required in the third quarter of
       2006.

    Restricted Cash and Reclamation Deposits

    At September 30, 2006, the Company had restricted cash of $1.7 million, a decrease of $2.3 million from December 31, 2005. The reduction in restricted cash was primarily due to the receipt of $1.3 million from the gold loan collateral funds and receipt of $1.1 million held by the Province of Qubec.
    At September 30, 2006, the Company had reclamation deposits of $13.5 million, an increase of $6.7 million from December 31, 2005. The increase was primarily due to $13.4 million of reclamation deposits held under a safe keeping agreement for the benefit of the British Columbia government in support of reclamation requirements at Myra Falls entered into in the first quarter of 2006 partially offset by reimbursement of $5.9 million for reclamation deposits previously held by the Province of New Brunswick as reclamation security on sale of the Caribou property in August 2006.

    Long-term Investment

    At September 30, 2006, long-term investment increased by $3.5 million to
$9.1 million from $5.6 million at December 31, 2005. As part of the consideration received on the sale of the Caribou property on August 1, 2006, the Company received a convertible debenture in Blue Note Metals Inc. in the amount of $15.0 million which the Company valued at $9.1 million. At
December 31, 2005, long-term investment consisted of a $5.6 million convertible debenture of Taseko. In the first quarter of 2006, this investment was reclassified to short term investments.

    Restricted Promissory Note

    The Company held two restricted promissory notes at the end of
September 30, 2006 and December 31, 2005 for a total of $62.3 million related to the 2004 and 2005 Red Mile transactions.

    Deferred Income

    Deferred income was $6.4 million at September 30, 2006 compared with
$6.9 million at the end of 2005. At September 30, 2006, $5.1 million related to the indemnity agreement fees and interest that the Company received as part of the Red Mile transactions in 2004 and 2005; these amounts will be brought into income over the expected ten year lives of the two agreements. The balance is a US$1.0 million advance of a non-refundable royalty payment received on the sale of the Lapa properties in June 2003. In accordance with the original agreement, this amount will be included in income only when the
Lapa properties are put into production.

    Royalty Obligation

    The Royalty Obligation of $62.5 million relates to the royalty amounts received from the 2004 and 2005 Red Mile transactions.

    Debt

    Total debt at September 30, 2006 was $5.3 million, a reduction of $13.4 million compared with $18.7 million at the end of 2005.
    In the first quarter of 2006, the Company obtained a prepayment facility of US$1.4 million to buy back calls on 10,000 ounces of gold. The prepayment facility has scheduled principal repayments of US$0.7 million from the proceeds of the delivery of the gold forward sales in each of September and
October 2006. The initial repayment for September 2006 was made. In the second quarter of 2006, the Company entered into a supplementary repayment facility with the same lender of US$1.5 million which is secured by a promissory note due December 2006.
    In August 2005, the Company completed a Gold Based Pre-production Advance
Facility. Under the terms of this facility, the Company received US$10.0 million gold equivalent (sufficient gold was borrowed and then sold at the prevailing spot price of US$431 per ounce to provide the dollar value of the facility). The term of this facility was 13 months with six principal payments commencing October 2005 and ending August 2006. The repayments were in the form of gold and as at September 30, 2006, this loan had been repaid in full.
    The Company entered into a concentrate prepayment contract with a customer in May 2005 whereby the customer advanced the Company US$5.0 million against future deliveries of zinc concentrate. Given the Company's strong cash flow, it elected to fully repay this prepayment facility in May 2006.

    Reclamation and Closure Cost Accrual

    Reclamation and closure costs represent the Company's obligation for future reclamation and severance costs accrued for its mine sites. At
September 30, 2006, total accrued reclamation and closure costs were $41.3 million compared with $50.3 million at December 31, 2005.

    Reclamation and Closure Cost Accrual at September 30, 2006

    -------------------------------------------------------------------------
    ($ millions)                               Current   Long-term     Total
    -------------------------------------------------------------------------
    Myra Falls                                   2.0        25.1        27.1
    El Mochito                                   0.0         1.3         1.3
    El Toqui                                     0.0         3.9         3.9
    Langlois                                     0.0         1.3         1.3
    Bougrine                                     1.8         0.4         2.2
    Bouchard-Hbert                              2.6         0.1         2.7
    Nanisivik                                    2.4         0.4         2.8
    -------------------------------------------------------------------------
    Total                                        8.8        32.5        41.3
    -------------------------------------------------------------------------
    >>

    Future Income Tax Liabilities

    At September 30, 2006, future income tax liabilities were $7.1 million, an increase of $5.2 million from December 31, 2005. The increase in future tax liabilities was primarily due to setting up Quebec mining duties related to the Langlois mine.

    Equity

    Shareholders' equity at September 30, 2006 was $267.7 million compared with $162.7 million at December 31, 2005, an increase of $105.0 million primarily due to net earnings of $109.1 million in the period.

    <<
    ----------------------
    Shareholders' Equity
    -------------------------------------------------------------------------
    ($000s)                                               Cumulative  Total
                                          Contri- Retained   Trans-   Share-
                        Capital            buted  Earnings  lation   holders'
                         Stock   Warrants Surplus (Deficit) Account   Equity
    -------------------------------------------------------------------------
    As at December 31,
     2005               335,512    8,561    3,300 (172,928) (11,699) 162,746
    Reduction of
     stated capital    (169,628)       -   (3,300) 172,928        -        -
    Value ascribed to
     options exercised
     under stock-based
     compensation           400        -     (400)       -        -        -
    Employee share
     option plan -
     proceeds of
     options exercised      766        -        -        -        -      766
    Employee share
     purchase plan          108        -        -        -        -      108
    Exercise of warrants    190        -        -        -        -      190
    Settlement of liability 848        -        -        -        -      848
    Renunciation of
     flow-through
     share value         (2,345)       -        -        -        -   (2,345)
    Stock-based
     compensation             -        -    1,201        -        -    1,201
    Net earnings              -        -        -  109,069        -  109,069
    Cumulative translation
     adjustments              -        -        -        -   (4,884)  (4,884)
    -------------------------------------------------------------------------
    As at September 30,
     2006               165,851    8,561      801  109,069  (16,583) 267,699
    -------------------------------------------------------------------------
    >>

    At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to reduce the stated capital of the Company by an amount of $172.9 million, which is equal to the accumulated deficit as at
December 31, 2005. The capital stock was reduced by $169.6 million, contributed surplus was reduced by $3.3 million and the deficit was reduced by
$172.9 million.
    For the first nine months of 2006, the Company issued the following
Common Shares: 1,541,067 following the exercise of employee share options;
131,221 pursuant to the Company's employee share purchase plan; 1,000,000 pursuant to warrants exercised; and, 750,000 in settlement of an outstanding lawsuit.

    Capital Expenditures

    The Company invested $22.9 million in mineral properties and fixed assets in the third quarter of 2006. The majority of the capital was spent as follows:

    <<
    -  Myra Falls - $4.7 million; $2.8 million on mine development and the new surface ramp and $1.0 million on mill improvements including the new lead circuit and $0.9 million on a surface project.
    -  El Mochito - $3.0 million; $0.8 million on the tailing facilities,
       $1.2 million for mine development, $0.1 million on mobile equipment and $0.9 million on exploration.
    -  El Toqui - $3.0 million; $1.8 million on mine development including the initial development of the Concordia mine, ($0.4) million on equipment disposal and $1.6 million on exploration.
    -  Langlois - $11.0 million; $7.0 million on mine development and
       $4.0 million on exploration.
    -  Bougrine - $0.3 million on exploration.
    -  Other projects - $0.9 million on exploration expenses.
    >>

    Financial Capability

    With the existing working capital, the current metal prices and current
US$/C$ exchange rate, the Company is well positioned to carry out its operating, capital, exploration and environmental programs as presently contemplated for the balance of 2006.
    The Company's financial capability is sensitive to metal prices and the
US$/C$ exchange rate (please see page 9 of the Company's 2005 annual report).

    <<
    Operating Review for the Three Months Ended September 30, 2006

    -------------------------------------------------------------------------
                                     Contribution
                                     (Loss) From     Non-cash      Capital
                       Net Revenue     Mining        Costs(2)   Expenditures
                                    Activities(1)
    -------------------------------------------------------------------------
    ($ millions)       2006   2005   2006   2005   2006   2005   2006   2005
    -------------------------------------------------------------------------
    Myra Falls         44.1   23.0   16.5    0.2    2.5    1.9    4.7    4.4
    El Mochito         29.5   11.7   20.7    4.1    1.3    1.2    3.0    1.7
    El Toqui            8.5    8.1    5.6    3.5    0.5    0.7    3.1    1.0
    Langlois            0.0    0.0    0.0    0.0    0.0    0.0   10.6    1.7
    Bougrine            0.0    6.7    0.0    2.6    0.1    2.0    0.3    0.0
    Bouchard-Hbert     0.0    0.0   (0.1)  (0.2)   0.1    0.2    0.0   (0.1)
    Nanisivik           0.0    0.0   (0.1)  (6.1)   0.1    6.1    0.0    0.0
    Other            0.6(3) (0.6)(3)  0.5   (0.8)   0.0    0.1    1.2    0.0
    -------------------------------------------------------------------------
    Total              82.7   48.9   43.1    3.3    4.6   12.2   22.9    8.7
    -------------------------------------------------------------------------
    (1) After non-cash costs.
    (2) Depreciation, depletion and reclamation and closure costs.
    (3) Net realized from metal hedging activities.

      Operating Review for the Nine Months Ended September 30, 2006

    -------------------------------------------------------------------------
                                     Contribution
                                     (Loss) From     Non-cash      Capital
                       Net Revenue     Mining        Costs(2)   Expenditures
                                    Activities(1)
    -------------------------------------------------------------------------
    ($ millions)       2006   2005   2006   2005   2006   2005   2006   2005
    -------------------------------------------------------------------------
    Myra Falls        112.0   66.6   38.8    1.8    7.1    8.1   13.2   12.1
    El Mochito         68.7   41.0   43.9   13.0    4.3    4.3    8.3    5.9
    El Toqui           37.2   20.3   23.3    0.8    2.6    3.3    9.7    5.3
    Langlois            0.0    0.0   (0.1)  (0.1)   0.1    0.1   19.0    4.4
    Bougrine            0.0   22.3   (0.1)   5.4    0.1    3.9    0.7    0.1
    Bouchard-Hbert     0.0   18.3   (0.3)   6.4    0.3    1.6    0.0    0.6
    Nanisivik           0.0    0.0   (0.2)  (8.4)   0.2    8.5    0.0    0.0
    Other          (3.8)(3) (0.6)(3) (4.1)  (1.0)   0.3    0.4    1.4    0.0
    -------------------------------------------------------------------------
    Total             214.1  167.9  101.2   17.9   15.0   30.2   52.3   28.4
    -------------------------------------------------------------------------
    (1) After non-cash costs.
    (2) Depreciation, depletion and reclamation and closure costs.
    (3) Net realized from metal hedging activities.

    Production Results

    Consolidated production is set forth in the following table.

    -------------------------------------------------------------------------
    All Mines                        Third Quarter       First Nine Months
                                ---------------------------------------------
                                   2006        2005       2006        2005
    -------------------------------------------------------------------------
    Ore Milled (tonnes)          455,650     568,074   1,475,625   1,927,616
      Zinc (%)                       6.3         6.3         6.0         6.6
    Concentrate Production
     (tonnes)
      Zinc                        50,241      59,074     153,277     212,112
      Copper                       4,156       6,091      17,219      27,951
      Lead                         4,252       9,442      12,024      24,961
      Gold                           771       1,407       2,935       3,031
      Total                       59,420      76,014     185,455     268,055
    Metal in Concentrates
      Zinc (tonnes)               25,752      30,983      78,884     111,786
      Copper (tonnes)                958       1,433       4,066       6,412
      Lead (tonnes)                2,922       6,202       8,211      16,617
      Gold (ounces)               12,160      17,822      43,762      58,472
      Silver (ounces)            674,161     695,149   2,023,048   2,301,906
    Total Cash Costs
      Per lb. payable zinc
       produced (US$)               0.74        0.39        0.60        0.39
    >>

    Aggregate production of zinc in concentrate in the third quarter of 2006 was 56.8 million pounds compared with 68.3 million pounds in the third quarter of 2005, a 17% reduction. The reduced zinc production during the quarter reflects lower zinc head grades at Myra Falls and Mochito, lower milled tonnes at Myra Falls, and the end of production at the now closed Bougrine mine.
    Total cash costs per pound of payable zinc produced ("TCC") increased by
$0.35 and $0.21 per pound in the third quarter and first nine months of 2006 respectively. Total aggregate cost of zinc production increased primarily due to higher aggregate direct operating costs in general and the impact of higher commodity prices increasing treatment costs associated with price escalator provisions in smelter contracts and higher Toqui net smelter return royalties partially offset by higher by-product credits. The TCCs increased significantly in the third quarter and the first nine months of 2006 as the higher aggregate costs of zinc production noted above were incurred over a lower production level relative to the comparable periods in 2005.
    The following table sets forth zinc production at each site for the third quarter and the first nine months of 2006 together with the change from the prior period.

    <<
    -------------------------------------------------------------------------
    Zinc Production
     (million pounds
     of zinc                Third Quarter               First Nine Months
     contained in   ---------------------------------------------------------
     concentrate)     2006      2005%        2006      2005%
    -------------------------------------------------------------------------
    Myra Falls        17.6      20.3     (13.3)     59.6      82.7     (27.9)
    El Mochito        18.3      23.4     (21.8)     61.9      69.6     (11.1)
    El Toqui          20.9      15.1      38.4      52.4      45.3      15.7
    Bougrine             -       9.5         -         -      35.0         -
    Bouchard-Hbert      -         -         -         -      13.9         -
    -------------------------------------------------------------------------
    Total zinc
     production       56.8      68.3     (16.8)    173.9     246.5     (29.5)
    -------------------------------------------------------------------------

    Production of copper in concentrate decreased 34% in the third quarter of
2006 from the same period in 2005 due to lower milled tonnes and lower copper grades at Myra Falls.

    -------------------------------------------------------------------------
    Copper Production
     (million pounds
     of copper              Third Quarter               First Nine Months
     contained in   ---------------------------------------------------------
     concentrate)     2006      2005%        2006      2005%
    -------------------------------------------------------------------------
    Myra Falls         2.1       3.2     (34.4)     10.1      13.1     (22.9)
    Bouchard-Hbert      -         -         -         -       1.0         -
    -------------------------------------------------------------------------
    Total copper
     production        2.1       3.2     (34.4)     10.1      14.1     (28.4)
    -------------------------------------------------------------------------

    Despite higher lead production at El Mochito, production of lead in concentrate decreased 53% during the third quarter of 2006 due to the closure of Bougrine.

    -------------------------------------------------------------------------
    Lead Production
     (million pounds
     of lead                Third Quarter               First Nine Months
     contained in   ---------------------------------------------------------
     concentrate)     2006      2005%        2006      2005%
    -------------------------------------------------------------------------
    El Mochito         6.4       6.3       1.6      18.0      17.4       3.4
    Bougrine             -       7.4         -         -      19.2         -
    -------------------------------------------------------------------------
    Total lead
     production        6.4      13.7     (53.3)     18.0      36.6     (50.8)
    -------------------------------------------------------------------------

    Gold in concentrate decreased 40% in the third quarter of 2006 from the same period in 2005 due to lower milled tonnes at Myra Falls and less gold production from El Toqui.

    -------------------------------------------------------------------------
    Gold Production
     (ounces of gold        Third Quarter               First Nine Months
     contained in   ---------------------------------------------------------
     concentrate)     2006      2005%        2006      2005%
    -------------------------------------------------------------------------
    Myra Falls       3,736     5,278     (29.2)   15,282    23,490     (34.9)
    El Toqui         6,929    12,544     (44.8)   26,985    32,338     (16.6)
    Bouchard-Hbert      -         -         -         -     2,644         -
    -------------------------------------------------------------------------
    Total gold
     production     10,665    17,822     (40.2)   42,267    58,472     (27.7)
    -------------------------------------------------------------------------

    Silver in concentrate decreased 3% quarter-over-quarter due to lower tonnes milled and lower silver grades from Mochito and lower silver production at El Toqui.

    -------------------------------------------------------------------------
    Silver Production
     (ounces of silver      Third Quarter               First Nine Months
     contained in     -------------------------------------------------------
     concentrate)     2006      2005%         2006      2005%
    -------------------------------------------------------------------------
    Myra Falls     237,348   177,751      33.5    685,074   878,502    (22.0)
    El Mochito     421,510   483,666     (12.9) 1,287,073 1,277,380      0.8
    El Toqui        15,303    33,732     (54.6)    50,901   106,011    (52.0)
    Bouchard-Hbert      -         -         -          -    40,013        -
    -------------------------------------------------------------------------
    Total silver
     production    674,161   695,149      (3.0) 2,023,048 2,301,906    (12.1)
    -------------------------------------------------------------------------

    Myra Falls Production
    ---------------------

    The following table sets forth Myra Falls' production for the periods presented.

    -------------------------------------------------------------------------
                                     Third Quarter        First Nine Months
                                ---------------------------------------------
                                   2006        2005        2006        2005
    -------------------------------------------------------------------------
    Ore Milled (tonnes)          151,838     187,511     548,255     685,694
    -------------------------------------------------------------------------
      Zinc (%)                       6.0         5.8         5.7         6.3
    -------------------------------------------------------------------------
      Copper (%)                     0.9         1.2         1.0         1.3
    -------------------------------------------------------------------------
      Silver (g/t)                    61          48          50          52
    -------------------------------------------------------------------------
      Gold (g/t)                     1.5         1.8         1.6         1.8
    -------------------------------------------------------------------------
    Concentrate Production
    -------------------------------------------------------------------------
      Zinc (tonnes)               15,373      17,241      51,952      70,145
    -------------------------------------------------------------------------
        Recovery (%)                87.5        85.4        86.1        86.8
    -------------------------------------------------------------------------
        Grade (%)                   52.0        53.5        52.1        53.5
    -------------------------------------------------------------------------
      Copper (tonnes)              4,156       6,091      17,219      24,923
    -------------------------------------------------------------------------
        Recovery (%)                67.6        63.2        73.4        69.0
    -------------------------------------------------------------------------
        Grade (%)                   23.0        23.5        23.6        23.8
    -------------------------------------------------------------------------
      Gold (tonnes)                  1.3         6.9        12.7        24.8
    -------------------------------------------------------------------------
        Recovery (%)                10.4        17.1        10.9        19.5
    -------------------------------------------------------------------------
        Grade (g/t)               10,629       8,010       9,534       9,480
    -------------------------------------------------------------------------
    Metal in Concentrates
    -------------------------------------------------------------------------
      Zinc (tonnes)                7,992       9,228      27,057      37,493
    -------------------------------------------------------------------------
      Copper (tonnes)                958       1,433       4,066       5,942
    -------------------------------------------------------------------------
      Silver (ounces)            237,348     177,751     685,074     878,502
    -------------------------------------------------------------------------
      Gold (ounces)                5,231       5,278      16,777      23,490
    -------------------------------------------------------------------------
    Total Cash Costs
    -------------------------------------------------------------------------
      Per lb. payable zinc
       produced (US$)               0.88        0.63        0.75        0.49
    -------------------------------------------------------------------------
    >>

    Zinc head grades were higher in the third quarter of 2006 from the same period in 2005 due to increased mining in the higher grade Battle/Gap Zone.
Milled tonnage decreased during the third quarter of 2006 compared with the same period in 2005. Production was hindered during the quarter due to the lack of working areas underground, delays in improving the Battle Gap underground infrastructure and problems with underground equipment availability.

    Myra Falls Outlook

    Principally, ventilation requirements in the western extensions of the mine has slowed, and will continue to slow, production improvements in the short term. The surface ramp continues on plan and the breakthrough into the mine ventilation system is anticipated in early November.
    The mill upgrades are on schedule and on budget. The new copper and zinc circuits have been commissioned resulting in improved recoveries for copper and zinc.
    The development out to the Marshal zone continues on the 24 level.
Diamond drilling began with one Company owned drill during the third quarter.
An additional contract diamond drill will begin drilling in the fourth quarter.

    El Mochito Production
    ---------------------

    The following table sets forth El Mochito's production for the periods presented.

    <<
    -------------------------------------------------------------------------
                                     Third Quarter        First Nine Months
                                ---------------------------------------------
                                   2006        2005        2006        2005
    -------------------------------------------------------------------------
    Ore Milled (tonnes)          166,723     183,188     518,874     514,593
    -------------------------------------------------------------------------
      Zinc (%)                       5.5         6.4         6.0         6.7
    -------------------------------------------------------------------------
      Lead (%)                       2.1         1.9         2.0         1.9
    -------------------------------------------------------------------------
      Silver (g/t)                    90          94          89          88
    -------------------------------------------------------------------------
    Concentrate Production
    -------------------------------------------------------------------------
      Zinc (tonnes)               15,855      20,134      53,687      60,154
    -------------------------------------------------------------------------
        Recovery (%)                90.1        91.1        90.6        91.6
    -------------------------------------------------------------------------
        Grade (%)                   52.2        52.7        52.3        52.5
    -------------------------------------------------------------------------
      Lead (tonnes)                4,252       4,192      12,024      11,588
    -------------------------------------------------------------------------
        Recovery (%)                81.7        81.1        81.0        81.2
    -------------------------------------------------------------------------
        Grade (%)                   68.7        67.8        68.3        68.3
    -------------------------------------------------------------------------
    Metal in Concentrates
    -------------------------------------------------------------------------
      Zinc (tonnes)                8,282      10,601      28,068      31,551
    -------------------------------------------------------------------------
      Lead (tonnes)                2,922       2,841       8,211       7,909
    -------------------------------------------------------------------------
      Silver (ounces)            421,510     483,666   1,287,073   1,277,380
    -------------------------------------------------------------------------
    Total Cash Costs
    -------------------------------------------------------------------------
      Per lb. payable zinc
       produced (US$)               0.55        0.32        0.43        0.34
    -------------------------------------------------------------------------
    >>

    Zinc head grades were lower in the third quarter of 2006 from the same period in 2005 due to optimising the recovery of mineral reserves in the lower grade skarn areas such as Salva Vida and La Leona which are economic at current metal prices. The lower tonnage mined and milled was mainly a result of delays in sand filling several important zones during the quarter. Early in the quarter, the main line supplying sandfill into the mine was plugged for several days resulting in the sand fill schedule to the higher grade mining areas being delayed. This situation impacted tonnage mined and zinc head grades well into August.
    During the third quarter of 2006, the Company experienced a delay in commissioning the new tailings facility. Storm damage necessitated a repair to the geomembrane liner which delayed commissioning of the facility into 2007.
No production delays were experienced and none are anticipated.

    El Mochito Outlook

    During the third quarter of 2006, the Company continued to explore, develop and delineate new mineral resources and reserves along extensions of the productive Salva Vida and Santo Nino trends. Drilling at Barbasco continues to show a possible connection with the Imperial zone to the north.
During the quarter, a decision was made to access the north eastern side of the past producing San Juan deposit to explore for material left behind from the old longhole stopes between levels 2350 and 2550. Exploration and delineation drilling of the La Leona deposit also continued to show promising results with increases expected in resources and reserves in this area.
    During the third quarter of 2006, the Company continued its surface exploration program at El Mochito. Diamond drilling commenced on a second surface target near the San Juan called Bonanza. The first hole at Bonanza intersected the Mochito shales where it encountered the presence of skarn alteration, however, no economic mineralization was found. A second diamond drill hole on the Bonanza target intersected mineralization grading 2.2% lead,
6.0% zinc and 95 g/t silver over 4.6 metres. This target will be investigated further from underground. Surface diamond drilling at Caliche continued during the quarter with two holes completed. Both holes intersected unmineralized limestone without reaching the Mochito shales. Collection of geochemical soil samples over the Santa Barbara mountain continued during the quarter. As well, samples were also collected over two new targets, ML2 and ML3, which will be diamond drilled. These target areas are located at the projected intersections of fault zones located to the north of the current underground workings.

    El Toqui Production
    -------------------

    The following table sets forth El Toqui's production for the periods presented.

    <<
    -------------------------------------------------------------------------
                                     Third Quarter        First Nine Months
                                ---------------------------------------------
                                   2006        2005        2006        2005
    -------------------------------------------------------------------------
    Ore Milled (tonnes)          137,089     134,174     408,496     391,573
    -------------------------------------------------------------------------
      Zinc (%)                       7.6         5.7         6.4         5.8
    -------------------------------------------------------------------------
      Gold (g/t)                     1.8         3.3         2.3         3.0
    -------------------------------------------------------------------------
    Concentrate Production
    -------------------------------------------------------------------------
      Zinc (tonnes)               19,013      13,761      47,638      41,102
    -------------------------------------------------------------------------
        Recovery (%)                91.0        90.4        90.7        90.3
    -------------------------------------------------------------------------
        Grade (%)                   49.9        49.7        49.9        50.0
    -------------------------------------------------------------------------
      Gold (tonnes)                  770       1,400        2,922      3,006
    -------------------------------------------------------------------------
        Recovery (%)                71.4        55.6         69.5       52.0
    -------------------------------------------------------------------------
        Grade (g/t)                198.1       199.7        206.3      236.5
    -------------------------------------------------------------------------
    Metal in Concentrates
    -------------------------------------------------------------------------
      Zinc (tonnes)                9,478       6,865       23,759     20,561
    -------------------------------------------------------------------------
      Gold (ounces)                6,929      12,544       26,985     32,338
    -------------------------------------------------------------------------
      Silver (ounces)             15,303      33,732       50,901    106,011
    -------------------------------------------------------------------------
    Total Cash Costs
    -------------------------------------------------------------------------
      Per lb. payable zinc
       produced (US$)               0.79        0.28         0.64       0.34
    -------------------------------------------------------------------------
    >>

    The milled tonnage and zinc grades at El Toqui increased in the third quarter of 2006 compared with the same period in 2005. The increase in production was due to a higher number of available working areas and higher zinc head grades at the Estatuas and Dona Rosa deposits. The decrease in the milled gold grade is due to a decision to stockpile Aserradero material until commissioning of the Gekko Intense Leach Reactor commences at the end of the fourth quarter. The Aserradero deposit has high gold grades with the mill producing a gold concentrate as well as a zinc concentrate.

    El Toqui Outlook

    During the third quarter of 2006, ramp development to access the
Concordia deposit continued with a total of 343 metres of development completed. The Concordia project is on schedule with production expected by mid-2007.
    During the third quarter of 2006, drilling continued on the Porvenir deposit. The Company expects to release updated exploration results in the fourth quarter of 2006.

    Langlois
    --------

    Langlois, which is situated in north-western Qubec approximately 213 kilometres north of Val-d'Or, is currently being developed to reach commercial production in mid-2007.
    Production has commenced in Zones 3 and 4. To October 19, 2006, approximately 25,000 tonnes of material had been broken of which 20,000 tonnes had been hoisted to surface and stockpiled pending commissioning of the mill.
It is estimated that a total of 66,500 tonnes of material from Zones 3 and 4 will be mined during the second half of 2006, with a total of 50,000 tonnes being milled.
    During the third quarter, development continued on the Grevet B deposit, located three kilometres south-east of the Langlois mine. The access road and power line are complete and the ramp has advanced a total of 174 metres. We expect to mine and mill 15,000 tonnes in the fourth quarter of 2006. Capital and operating costs for the bulk sample are estimated to total $6.2 million.
    During the third quarter, the Company issued an improved production forecast for Langlois for 2006 of 10.6 million pounds of payable zinc, 0.5 million pounds of payable copper and 29,600 ounces of payable silver. Langlois continues to be on track to achieve full commercial production in mid-2007.
    The Company continues to conduct its exploration program on the property.

    Other
    -----

    The reclamation work is largely complete at the Bouchard-Hbert, Bougrine and Nanisivik properties, with Nanisivik to be fully reclaimed in 2007. The mills at Bouchard-Hbert and Bougrine remain intact pending exploration results.

    Non-GAAP Reconciliations

    Cash provided from operating activities (before changes in non-cash working capital items) and total cash cost per pound of payable zinc sold are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and are not necessarily indicative of cash provided from operating activities and operating expenses respectively as determined under GAAP. These measures are intended to provide investors with information about the cash generating capabilities of the
Company's operating activities in a given period which is the same purpose that the Company uses this information for. Mining operations are capital intensive and the cash provided from operating activities (before changes in non-cash working capital items) measure excludes financing activities, investing activities and changes in non-cash working capital. Similarly, the total cash cost per pound of payable zinc sold measure excludes capital expenditures. The MD&A and the consolidated financial statements discuss the components not included in these non-GAAP measures.

    <<
    -------------------------------------------------------------------------
    Non-GAAP Reconciliation of Cash Provided from Operating Activities
    (before changes in non-cash working capital items) to Consolidated
    Financial Statements
    -------------------------------------------------------------------------
                                      Third Quarter        First Nine Months
                                   ------------------------------------------
    ($ millions)                    2006        2005        2006        2005
    -------------------------------------------------------------------------
    Net Cash Provided by Operating
     Activities per Consolidated
     Statements of Cash Flows       39.9         4.3       115.4        26.4
    Less changes in non-cash
     working capital                 1.9         2.7        24.0        10.7
    -------------------------------------------------------------------------
    Cash Provided from Operating
     Activities (before changes
     in non-cash working
     capital items)                 38.0         1.6        91.4        15.7
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Non-GAAP Reconciliation of Total Cash Cost per Pound of Payable Zinc Sold
    to Consolidated Financial Statements
    -------------------------------------------------------------------------
                                      Third Quarter        First Nine Months
    -------------------------------------------------------------------------
                                    2006        2005        2006        2005
    -------------------------------------------------------------------------
    By-Product Credit ($ millions)
    ------------------------------
      Gross sales revenue per
       financial statements       (112.0)      (71.9)     (293.9)     (255.6)
      Less zinc sales revenue       76.5        39.1       203.2       160.3
    -------------------------------------------------------------------------
                                   (35.5)      (32.8)      (90.6)      (95.3)
    Treatment Charges ($ millions)
     per financial statements       29.4        23.0        79.8        87.8
    Direct operating costs
     ($ millions) per financial
     statements                     34.9        33.4        97.8       119.8

    -------------------------------------------------------------------------
    Total cash costs - Canadian
     ($ millions)                   28.8        23.7        87.0       112.3
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
      Exchange rate C$/US$        1.1230      1.1820      1.1390      1.2230
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Total cash costs -
     US ($ millions)                25.6        20.0        76.4        91.8
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Zinc pounds sold (millions)     44.7        55.7       143.9       228.2
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Total cash cost per pound
     of payable zinc sold (US$)
    -------------------------------------------------------------------------
      By-Product Credit            (0.70)      (0.50)      (0.56)      (0.34)
    -------------------------------------------------------------------------
      Treatment and marketing costs 0.58        0.35        0.49        0.31
    -------------------------------------------------------------------------
      Direct operating costs        0.69        0.51        0.60        0.43
    -------------------------------------------------------------------------
    Total                           0.57        0.36        0.53        0.40
    -------------------------------------------------------------------------

    Summary of Quarterly Results

    -------------------------------------------------------------------------
                            2004                         2005
    -------------------------------------------------------------------------
                              Q4         Q1         Q2         Q3         Q4
    -------------------------------------------------------------------------
    Gross Sales Revenue
    ($ millions)            61.5       91.3       92.4       71.9       57.4
    -------------------------------------------------------------------------
    Net Earnings (Loss)
    ($ millions)            (6.3)       4.1        2.4       (1.6)       9.8
    -------------------------------------------------------------------------
    Basic Earnings
     per Share            ($0.02)     $0.01      $0.01      $0.00      $0.03
    -------------------------------------------------------------------------
    Weighted-average
     Number of Common
     Shares Outstanding
     (millions)            363.0      365.7      367.4      369.5      374.2
    -------------------------------------------------------------------------
    Basic Earnings Per
     Share Fully Diluted  ($0.02)     $0.01      $0.01      $0.00      $0.02
    -------------------------------------------------------------------------
    Realized Exchange
     Rate C$/US$          1.2290     1.2274     1.2429     1.2019     1.1744
    -------------------------------------------------------------------------
    Average Realized
     Zinc Price (US$/t)    1,095      1,256      1,252      1,296      1,502
    -------------------------------------------------------------------------
    Average Realized
     Zinc Price (C$/t)     1,345      1,542      1,556      1,558      1,764
    -------------------------------------------------------------------------
    Concentrate Tonnes
     Sold                 79,854    108,507    118,022     80,196     60,391
    -------------------------------------------------------------------------
    Concentrate Tonnes
     Produced            106,241    103,259     88,782     76,014     68,841
    -------------------------------------------------------------------------

    ---------------------------------------------------
                                       2006
    ---------------------------------------------------
                              Q1         Q2         Q3
    ---------------------------------------------------
    Gross Sales Revenue
    ($ millions)            80.7      101.2      112.0
    ---------------------------------------------------
    Net Earnings (Loss)
    ($ millions)            38.9       29.5       40.7
    ---------------------------------------------------
    Basic Earnings
     per Share             $0.10      $0.08      $0.11
    ---------------------------------------------------
    Weighted-average
     Number of Common
     Shares Outstanding
     (millions)            382.0      383.8      384.3
    ---------------------------------------------------
    Basic Earnings Per
     Share Fully Diluted   $0.09      $0.07      $0.10
    ---------------------------------------------------
    Realized Exchange
     Rate C$/US$          1.1559     1.1239     1.1187
    ---------------------------------------------------
    Average Realized
     Zinc Price (US$/t)    2,221      2,895      3,363
    ---------------------------------------------------
    Average Realized
     Zinc Price (C$/t)     2,567      3,226      3,762
    ---------------------------------------------------
    Concentrate Tonnes
     Sold                 67,355     59,779     61,385
    ---------------------------------------------------
    Concentrate Tonnes
     Produced             66,129     59,906     59,420
    ---------------------------------------------------
    >>

    The quantity and mix of the concentrates sold directly affects gross sales revenue. The recognition of revenue from the sale of concentrates can vary from quarter to quarter based on customer agreements, the availability of ships and compliance with the Company's revenue recognition policy. As all sales are based in US dollars, the impact of the US dollar weakening against the Canadian dollar over the past eight quarters has reduced the realized
Canadian dollar gross sales revenue.

    Critical Accounting Estimates

    Asset Impairment

    The carrying values of producing mineral properties, including properties placed on care and maintenance and related deferred expenditures, are reviewed regularly and, where necessary, are written down to the estimated net recoverable amounts. Estimated future net cash flows, on an undiscounted basis, are calculated for each property using: estimated recoverable reserves, on the basis of current proven and probable reserves, except for the Langlois mine where the conversion of resources was considered, taking into account the cost of conversion; estimated future metal price realization (considering historical and current prices, price trends and related factors); and
estimated operating and capital cash flows. Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur that may affect the recoverability of the carrying value of mineral properties. No write downs were required in 2005 or during 2006.

    Reserves

    Every year the Company estimates its proven and probable mineral reserves
(the "Reserves") in accordance with National Policy 43-101 ("NI 43-101"), a rule adopted by Canadian securities administrators as the standard of disclosure for mineral projects. This estimate is used to determine mine viability, mine life and amortization rates. The estimation of Reserves is based on drill hole information, historical mining results, historical metallurgical results, estimated future operating costs and estimated future metal prices. A "Qualified Person", as defined by NI 43-101, performs the
Reserves estimate. As all of the Company's operations have had significant operating history, the factor that could have the greatest impact on the
Reserves estimate is future metal prices.

    Amortization

    The Company uses the units of production method for amortization of
Mineral Properties and some of its Fixed Assets based on the Reserves. Any significant changes in the Reserves could impact the amount of annual amortization.

    Inventory

    The Company values its concentrate inventories at the lower of cost or realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and amortization. Realizable value includes metal prices, net of treatment charges and freight. Metal prices can be subject to significant change from period to period.

    Future Tax Assets and Liabilities

    Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be setup, otherwise it provides a valuation allowance against the excess.
It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.

    Reclamation

    The Company provides for the fair value of liabilities and capitalized costs for asset retirement obligations in the period in which they are incurred. Over time, the liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. Asset retirement obligations are obligations of the Company that arise as a result of an existing law, regulation or contract related to asset retirements.
Estimates of the liability associated with the retirement of an asset are based on current laws and regulations and the expected resulting costs, all of which are subject to change. If actual costs of reclamation exceed the recorded amount, Breakwater will record a loss. Alternatively, if reclamation costs incurred are less than those recorded, the Company will record a gain.
Currently, the Company is not able to setup a liability for reclamation at El
Mochito as there is no law, regulation or contract related to this asset's retirement.

    Outstanding Share Data and Full Dilution Calculation

    The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares, issueable in series; there are no preferred shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote. The table set forth below summarizes the Capital Stock. For a more complete description of certain elements please refer to note 12 to the consolidated interim financial statements of the Company for the periods ended
September 30, 2006.

    <<
    -------------------------------------------------------------------------
    Common Shares or Securities Convertible
     into Common Shares                                     October 31, 2006
    -------------------------------------------------------------------------
    Issued and Outstanding Common Shares                         384,690,712
    -------------------------------------------------------------------------
    Share Option Plan - Option Weighted average
     exercise price $0.93                                          9,918,933
    -------------------------------------------------------------------------
    Warrants granted at $0.20, 15,400,705 each expiring
     on March 2, 2007 and May 2, 2007.                            30,801,410
    -------------------------------------------------------------------------
    Warrants granted at $1.00, expiring January 28, 2009 -
     traded on TSX                                                33,571,429
    -------------------------------------------------------------------------
    Fully Diluted                                                458,982,484
    -------------------------------------------------------------------------
    >>

    Risks, Uncertainties and Other Information

    Exploration for, and development and mining of, metals involve numerous inherent risks. Such risks include, but are not limited to: fluctuations in the currency markets; fluctuations in commodity prices; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in
Canada, Chile, Honduras (further described below), Tunisia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of exploration and development, including the risks of obtaining necessary licences and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
    There have been recent political and legislative developments that may affect mining in Honduras. The principal legislation governing mining in
Honduras is the General Mining Act (the "Mining Act") which was approved by the National Congress in 1998. Subsequently, a Commission for the Reform of
the General Mining Act was appointed by the National Congress and in 2005 congressional debates, focused primarily on environmental and fiscal and taxation provisions, were held. No amendments were passed. In early
October 2006, in response to a petition by private parties, the Honduran
Supreme Court of Justice ruled that certain articles of the Mining Act were unconstitutional and suggested several guidelines to be followed in any reform of the legislation. The articles that were ruled unconstitutional include, amongst others, provisions on environmental, fiscal and taxation, registration and transferability of mining concessions, and surface rights. In accordance with Honduran law and procedure, the Supreme Court decision is not effective against third parties until it is published by the National Congress in La
Gaceta, the official government bulletin. As at October 30, 2006, the decision has not been published and the National Congress has not taken any legislative action regarding reforms. It is not clear if and when amendments to the Mining
Law will be proposed in the National Congress and if so, when any such proposals will become effective. At present therefore, the financial implications and market-related risks, if any, that may be brought about by
Mining Law reform in Honduras cannot be accurately predicted or assessed. The
Company continues to monitor the situation closely.
    Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent
Annual Report and Form 40-F/Annual Information Form filed with the Canadian securities regulators and the United States Securities and Exchange
Commission, a copy of which is posted on the SEDAR website at www.sedar.com.

    Cautionary Statement on Forward-Looking Information

    Certain information contained in or incorporated by reference in this third quarter report, including any information as to our future financial or operating performance and other statements that express management's expectation or estimates of future performance, constitute "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate",
"contemplate", "target", "plan", "intends", "continue", 'budget", "estimate",
"may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in commodity prices; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Chile,
Honduras, Tunisia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of exploration and development, including the risks of obtaining necessary licences and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this third quarter report are qualified by these cautionary statements. Specific reference is made to the Company's most recent Form 40F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

    <<
    Breakwater Resources Ltd.
    Consolidated Balance Sheets
    As at September 30, 2006 and December 31, 2005
    (expressed in thousands of Canadian dollars)
    (unaudited)
    -------------------------------------------------------------------------
                                                September 30,    December 31,
                                                        2006            2005
    -------------------------------------------------------------------------
    Assets

    Current Assets
    Cash and cash equivalents                     $   63,433      $   18,749
    Restricted cash                                    1,678           3,929
    Short-term investments                             8,174           2,523
    Accounts receivable - concentrate                    981           3,027
    Other receivables                                 10,065           9,369
    Concentrate inventory                             41,805          47,501
    Materials and supplies inventory                  20,623          21,388
    Prepaid expenses and other current assets          3,954           3,934
    Future income tax assets                          24,306           6,517
    -------------------------------------------------------------------------
                                                     175,019         116,937
    Deferred Financing Fees                                -             344
    Reclamation Deposits                              13,535           6,808
    Mineral Properties and Fixed Assets              202,030         165,168
    Long-term Investment                               9,089           5,615
    Restricted Promissory Note                        62,285          62,285
    -------------------------------------------------------------------------
                                                  $  461,958      $  357,157
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Liabilities

    Current Liabilities
    Accounts payable and accrued liabilities      $   35,646      $   32,797
    Provisional payments for concentrate
     inventory shipped and not priced                 26,070          14,807
    Short-term debt including current portion of
     long-term debt                                    4,765          14,585
    Income and mining taxes payable                    4,566             164
    Current portion of reclamation, closure cost
     accruals and other environmental obligations      8,843          10,165
    -------------------------------------------------------------------------
                                                      79,890          72,518
    Deferred Income                                    6,430           6,888
    Long-term Lease Obligations                          736             984
    Royalty Obligation                                62,479          62,479
    Long-term Debt                                       500           4,143
    Reclamation, Closure Cost Accruals and Other
     Environmental Obligations                        32,487          40,099
    Employee Future Benefits                           4,648           5,379
    Future Income Tax Liabilities                      7,089           1,921
    -------------------------------------------------------------------------
                                                     194,259         194,411
    -------------------------------------------------------------------------
    Shareholders' Equity

    Capital stock                                    165,851         335,512
    Warrants                                           8,561           8,561
    Contributed surplus                                  801           3,300
    Retained earnings (deficit)                      109,069        (172,928)
    Cumulative translation adjustments               (16,583)        (11,699)
    -------------------------------------------------------------------------
                                                     267,699         162,746
    -------------------------------------------------------------------------
                                                  $  461,958      $  357,157
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Breakwater Resources Ltd.
    Consolidated Statements of Operations
    and Retained Earnings (Deficit)

    For the Periods Ended
    September 30, 2006 and 2005
    (expressed in thousands of Canadian dollars except
    share and per share amounts)
    (unaudited)
    -------------------------------------------------------------------------
                                Three Months Ended        Nine Months Ended
                                   September 30,             September 30,
                                 2006         2005         2006         2005
    -------------------------------------------------------------------------

    Gross sales revenue   $   112,037  $    71,933  $   293,897  $   255,615
    Treatment and
     marketing costs           29,380       23,022       79,769       87,756
    -------------------------------------------------------------------------
    Net revenue                82,657       48,911      214,128      167,859
    -------------------------------------------------------------------------

    Operating Costs
    Direct operating costs     34,894       33,358       97,885      119,777
    Depreciation and
     depletion                  3,754        5,113       12,289       18,700
    Reclamation and
     closure costs                866        7,095        2,751       11,502
    -------------------------------------------------------------------------
                               39,514       45,566      112,925      149,979
    -------------------------------------------------------------------------
    Contribution from
     Mining Activities         43,143        3,345      101,203       17,880
    -------------------------------------------------------------------------
    Other Expenses (Income)
    General and
     administrative             3,021        1,913        9,219        5,917
    Stock-based
     compensation                 182          205        1,201          650
    Interest and financing      1,071          291        4,009          795
    Investment and other
     income                    (1,933)        (835)      (5,236)      (2,743)
    Loss on gold loan              55          863        1,131          863
    Foreign exchange gain
     on US dollar
     denominated debt             (19)        (322)        (330)        (535)
    Other foreign exchange
     (gain) loss                 (233)         307         (398)         401
    -------------------------------------------------------------------------
                                2,144        2,422        9,596        5,348
    -------------------------------------------------------------------------
    Earnings Before the
     Following:                40,999          923       91,607       12,532
    -------------------------------------------------------------------------

    Exploration costs             651          272        3,145          272
    Write-down of mineral
     properties and fixed
     assets                         -          692            -          692
    Other non-producing
     property (income)
     costs                    (12,867)       1,807      (10,200)       7,286
    Income and mining tax
     provision (recovery)      12,468         (269)     (10,407)        (646)
    -------------------------------------------------------------------------
                                  252        2,502      (17,462)       7,604
    -------------------------------------------------------------------------
    Net Earnings (Loss)        40,747       (1,579)     109,069        4,928
    Retained Earnings
     (Deficit) - Beginning
     of Period                 68,322     (181,160)    (172,928)    (187,667)
    Reduction in Stated
     Share Capital and
     Contributed Surplus            -            -      172,928            -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Retained Earnings
     (Deficit) - End of
     Period               $   109,069  $  (182,739) $   109,069  $  (182,739)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Basic Earnings per
     Common Share         $      0.11  $     (0.00) $      0.28  $      0.01
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Diluted Earnings per
     Common Share         $      0.10  $     (0.00) $      0.26  $      0.01
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Basic Weighted-Average
     Number of Common
     Shares Outstanding   384,335,000  369,513,000  383,323,000  367,535,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Breakwater Resources Ltd.
    Consolidated Statements of Cash Flows
    For the Periods Ended September 30, 2006 and 2005
    (expressed in thousands of Canadian dollars)
    (unaudited)
    -------------------------------------------------------------------------
                               Three Months Ended          Nine Months Ended
                                   September 30,              September 30,
                                 2006         2005         2006         2005
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash Provided by
     (Used in) Operating
     Activities
    Net earnings (loss)   $    40,747  $    (1,579) $   109,069  $     4,928
    -------------------------------------------------------------------------
    Non-cash items:
      Depreciation and
       depletion                3,754        5,113       12,289       18,700
      Gain on sale of
       investment                   -            -            -         (851)
      Unrealized (gain)
       loss on gold loan         (276)         863            -          863
      Foreign exchange loss
       (gain) on US dollar
       denominated loans           37         (322)         (33)        (535)
      Other non-cash items       (751)        (362)        (442)         (25)
      Stock-based
       compensation               182          205        1,201          650
      Deferred income            (152)          19         (458)           -
      Future income taxes       9,720          (41)     (12,621)          95
      Reclamation, closure
       cost accruals and
       other environmental
       obligations                866        7,095        2,751       11,502
      Employee future
       benefits                   636          421        1,523        1,263
      Gain on sale of
       Caribou and
       Restigouche mines      (13,818)           -      (13,818)           -
      Write-down of mineral
       properties and fixed
       assets                       -          692            -          692
    -------------------------------------------------------------------------
                                  198       13,683       (9,608)      32,354
    -------------------------------------------------------------------------
    Payment of reclamation,
     closure costs accruals
     and other environmental
     obligations               (2,137)      (9,922)      (5,858)     (19,924)
    Payment of employee
     future benefits             (764)        (582)      (2,254)      (1,707)
    Changes in non-cash
     working capital items      1,832        2,649       24,095       10,712
    -------------------------------------------------------------------------
    Net cash provided by
     operating activities      39,876        4,249      115,444       26,363
    -------------------------------------------------------------------------
    Financing Activities
      Decrease in restricted
       cash                     2,474        3,383        2,251          457
      Issue of common shares
       for cash                    75        1,419        1,065        2,625
      Issue of common shares
       to settle liability          -            -          848            -
      Renunciation of flow-
       through share value          -            -       (2,345)           -
      Deferred financing
       fees                         -         (422)        (223)        (422)
      Decrease in long-term
       lease obligations            -            -         (248)           -
      (Decrease) increase
       in short-term debt      (2,492)      12,161      (13,417)      14,005
      Increase in long-term
       debt                         -            -            -        4,757
    -------------------------------------------------------------------------
    Net cash provided by
     (used in) financing
     activities                    57       16,541      (12,069)      21,422
    -------------------------------------------------------------------------
    Investing Activities
      Reclamation deposits      5,952         (288)      (6,727)      (7,733)
      Mineral properties
       and fixed assets       (22,893)      (8,749)     (52,258)     (28,358)
      Proceeds from sale of
       fixed assets and
       mineral properties          86           54          294          100
    -------------------------------------------------------------------------
    Net cash provided by
     (used in) investing
     activities               (16,855)      (8,983)     (58,691)     (35,991)
    -------------------------------------------------------------------------
    Increase in Cash           23,078       11,807       44,684       11,794
    Cash and Cash
     Equivalents - Beginning
     of Period                 40,355       12,654       18,749       12,667
    -------------------------------------------------------------------------
    Cash and Cash
     Equivalents - End of
     Period               $    63,433  $    24,461  $    63,433  $    24,461
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental Disclosure
     of Cash Flow
     Information
    Cash paid for:
      Interest            $        47  $        41  $       630  $       129
      Income and mining
       taxes              $        82  $        50  $       425  $       452
    >>
    %CIK: 0000782875

    /For further information: E. Ann Wilkinson, Vice President, Investor
Relations, (416) 363-4798 Ext. 277, awilkinson(at)breakwater.ca/
    (BWR.)

CO:  Breakwater Resources Ltd.

CNW 13:51e 02-NOV-06